EXHIBIT 12

MONONGAHELA POWER COMPANY AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
($ in thousands)	2006		2005		2004		2003		2002
Earnings:
Income from continuing operations	$70,104		$9,180		$16,432		$71,952		$32,436
Exclude amounts reflected in line above:
Income tax expense (benefit)	27,560		(14,756)		(3,812)		39,187		8,303
Amortization of capitalized interest	—		—		—		—		184
Income distributions of equity investee	7,121		5,008		2,871		2,871		3,216
Income from unconsolidated equity investees	(5,690)		(7,149)		(6,292)		(4,784)		(4,273)
Add fixed charges (see below)	43,143		45,375		44,861		45,711		45,394
Less amounts included in fixed charges:
Capitalized interest	—		—		—		—		(2,604)

Total Earnings (as defined)	$142,238		$37,658		$54,060		$154,937		$82,656

Fixed charges:
Interest expensed and capitalized	$41,999		$44,038		$43,619		$44,361		$43,374
Estimated interest component of rental expense	1,144		1,337		1,242		1,350		2,020

Total Fixed Charges (as defined)	$43,143		$45,375		$44,861		$45,711		$45,394

Ratio of Earnings to Fixed Charges	3.30	x	0.83	x	1.21	x	3.39	x	1.82	x